SUB-ITEM 77Q3
THIS EXHIBIT PROVIDES ADDITIONAL INFORMATION REGARDING ITEM 27.

FOR PERIOD ENDING 12/31/2002
FILE NUMBER 811-07957


AIM FLOATING RATE FUND IS A CONTINUOUSLY OFFERED, NON-DIVERSIFIED, CLOSED-END MANAGEMENT INVESTMENT COMPANY. THE FUND'S SHARES ARE NOT LISTED ON ANY EXCHANGE AND NO SECONDARY MARKET EXISTS FOR THE FUNDS SHARES. THE FUND OFFERS ITS CLASS B AND CLASS C SHARES AT A PRICE EQUAL TO THE NEXT DETERMINED NET ASSET VALUE PER SHARE.